SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: January 29, 2016

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Third Quarter Ended December 31, 2015

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

No. 16-011E
3:00 P.M. JST, January 29, 2016

Consolidated Financial Results
for the Third Quarter Ended December 31, 2015

Tokyo, January 29, 2016 -- Sony Corporation today announced its consolidated financial results for the third quarter ended December 31, 2015 (October 1, 2015 to December 31, 2015).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Third Quarter ended December 31
	2014	2015	Change in yen	2015*
Sales and operating revenue	¥2,566.7	¥2,580.8	+0.5%	$21,507
Operating income	182.1	202.1	+11.0	1,685
Income before income taxes	167.8	193.3	+15.2	1,611
Net income attributable to Sony Corporation’s stockholders	90.0	120.1	+33.5	1,001
Net income attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥78.12	¥95.25	+21.9	$0.79
- Diluted	76.96	93.33	+21.3	0.78

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 120 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of December 31, 2015.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

The average foreign exchange rates during the quarters ended December 31, 2014 and 2015 are presented below.

	Third Quarter ended December 31
	2014	2015	Change
The average rate of yen
1 U.S. dollar	¥114.5	¥121.4	5.7%	(yen depreciation)
1 Euro	143.0	133.0	7.5	(yen appreciation)

Consolidated Results for the Third Quarter Ended December 31, 2015

Sales and operating revenue (“Sales”) increased 0.5% compared to the same quarter of the previous fiscal year (“year-on-year”) to 2,580.8 billion yen (21,507 million U.S. dollars).  Sales were essentially flat year-on-year mainly due to increases in Game & Network Services (“G&NS”) segment sales, reflecting a significant increase in PlayStation®4 (“PS4”) software sales, and in Pictures segment sales, reflecting a significant increase in Motion Pictures sales, substantially offset by decreases in Mobile Communications (“MC”) segment sales, reflecting a significant decrease in smartphone unit sales, and in Devices segment sales, primarily reflecting a significant decrease in image sensor sales.  On a constant currency basis, sales were essentially flat year-on-year.  For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see Notes on page 10.

Operating income increased 20.1 billion yen year-on-year to 202.1 billion yen (1,685 million U.S. dollars).  This increase was primarily due to improvements in the results of All Other, the Pictures segment, the MC segment and the G&NS segment.  The increase in consolidated operating income was partially offset by a significant deterioration in the operating results of the Devices segment, primarily due to deterioration in the operating results of the battery business, including the recording of a 30.6 billion yen (255 million U.S. dollars) impairment charge related to long-lived assets.  In the same quarter of the previous fiscal year, an 11.2 billion yen write-down of PlayStation®Vita (“PS Vita”) and PlayStation®TV (“PS TV”) components in the G&NS segment was recorded.

During the current quarter, restructuring charges, net, decreased 3.0 billion yen year-on-year to 6.1 billion yen (51 million U.S. dollars).

Equity in net income of affiliated companies, recorded within operating income, was 1.8 billion yen (15 million U.S. dollars), compared to a loss of 0.1 billion yen in the same quarter of the previous fiscal year.  This improvement was mainly due to an improvement of equity in net income (loss) for AEGON Sony Life Insurance Co., Ltd. in the Financial Services segment.

The net effect of other income and expenses was an expense of 8.9 billion yen (74 million U.S. dollars), an improvement of 5.4 billion yen year-on-year mainly due to a decrease in foreign exchange loss, net.

Income before income taxes increased 25.5 billion yen year-on-year to 193.3 billion yen (1,611 million U.S. dollars).

Income taxes: During the current quarter, Sony recorded 55.7 billion yen (464 million U.S. dollars) of income tax expense, resulting in an effective tax rate of 28.8%.  This effective tax rate was lower than the Japanese statutory tax rate primarily as a result of profits recorded in the insurance business, which is subject to lower tax rates, coupled with lower income tax expenses due to profits recorded at Sony Corporation and its national tax filing group in Japan, which currently have valuation allowances for deferred tax assets.  In the same quarter of the previous fiscal year, Sony recorded 56.2 billion yen of income tax expense, resulting in an effective tax rate of 33.5%.

Net income attributable to Sony Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, increased 30.2 billion yen year-on-year to 120.1 billion yen (1,001 million U.S. dollars).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Mobile Communications (MC)

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2014	2015	Change in yen	2015
Sales and operating revenue	¥450.9	¥384.5	-14.7%	$3,204
Operating income	10.4	24.1	+133.2	201

Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the MC segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 10.

Sales decreased 14.7% year-on-year (a 13% decrease on a constant currency basis) to 384.5 billion yen (3,204 million U.S. dollars).  This decrease was due to a significant decrease in smartphone unit sales resulting from a strategic decision not to pursue scale in order to improve profitability.

Operating income increased 13.8 billion yen year-on-year to 24.1 billion yen (201 million U.S. dollars).  This significant increase was primarily due to an improvement in product mix reflecting a shift to high value-added models, as well as reductions in costs including marketing, research and development and other selling, general and administrative expenses, partially offset by the above-mentioned decrease in smartphone unit sales and the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs.  During the current quarter, there was an 18.8 billion yen negative impact from foreign exchange rate fluctuations.

Game & Network Services (G&NS)

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2014	2015	Change in yen	2015
Sales and operating revenue	¥531.5	¥587.1	+10.5%	$4,892
Operating income	27.6	40.2	+45.5	335

The G&NS segment includes the Hardware, Network, and Other categories.  Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Network Entertainment International LLC; Other includes packaged software and peripheral devices.

Sales increased 10.5% year-on-year (an 11% increase on a constant currency basis) to 587.1 billion yen (4,892 million U.S. dollars).  This significant increase was primarily due to increases in PS4 software sales and PS4 hardware unit sales, partially offset by a decrease in PlayStation®3 (“PS3”) software and hardware sales.

Operating income increased 12.6 billion yen year-on-year to 40.2 billion yen (335 million U.S. dollars).  This increase was primarily due to the increase in PS4 software sales as well as the absence in the current quarter of an 11.2 billion yen write-down of PS Vita and PS TV components recorded in the same quarter of the previous fiscal year.  Partially offsetting the increase in operating income were the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs, and the decrease in PS3 software sales.  During the current quarter, there was a 19.2 billion yen negative impact from foreign exchange rate fluctuations.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2014	2015	Change in yen	2015
Sales and operating revenue	¥201.9	¥191.9	-5.0%	$1,599
Operating income	19.7	23.7	+20.5	197

The IP&S segment includes the Digital Imaging Products, Professional Solutions and Other categories.  Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products; Other includes operating revenues and flow cytometers. Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the IP&S segment of the comparable prior period have been reclassified to conform to the current presentation. For details, please see Notes on page 10.

Sales decreased 5.0% year-on-year (a 5% decrease on a constant currency basis) to 191.9 billion yen (1,599 million U.S. dollars).  This decrease was primarily due to decreases in unit sales of video cameras and digital cameras* reflecting a contraction of the market, partially offset by an improvement in the product mix of digital cameras reflecting a shift to high value-added models.

Operating income increased 4.0 billion yen year-on-year to 23.7 billion yen (197 million U.S. dollars).  This increase was mainly due to the improvement in the product mix of digital cameras and cost reductions, partially offset by the impact of the above-mentioned decrease in sales.  During the current quarter, there was a 2.3 billion yen negative impact from foreign exchange rate fluctuations.

* Digital cameras includes compact digital cameras, interchangeable single-lens cameras and interchangeable lenses.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2014	2015	Change in yen	2015
Sales and operating revenue	¥420.2	¥402.0	-4.3%	$3,350
Operating income	26.0	31.2	+19.8	260

The HE&S segment includes the Televisions and Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes Blu-ray DiscTM players and recorders, home audio, headphones and memory-based portable audio devices.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the HE&S segment of the comparable prior period have been reclassified to conform to the current presentation. For details, please see Notes on page 10.

Sales decreased 4.3% year-on-year (a 3% decrease on a constant currency basis) to 402.0 billion yen (3,350 million U.S. dollars).  This decrease was primarily due to a decrease in unit sales of LCD televisions, and a decrease in home audio and video unit sales, reflecting a contraction of the market, as well as the impact of foreign exchange rates, partially offset by an improvement in the product mix of LCD televisions, reflecting a shift to high value-added models.

Operating income increased 5.2 billion yen year-on-year to 31.2 billion yen (260 million U.S. dollars).  This increase was primarily due to cost reductions and an improvement in product mix, partially offset by the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs, as well as the impact of the above-mentioned decrease in sales.  During the current quarter, there was a 14.9 billion yen negative impact from foreign exchange rate fluctuations.

In Televisions, sales* were 278.5 billion yen (2,321 million U.S. dollars), essentially flat year-on-year.  This was primarily due to a decrease in LCD television unit sales resulting from a strategic decision not to pursue scale in order to improve profitability and the impact of foreign exchange rates, substantially offset by the improvement in product mix reflecting a shift to high value-added models.  Operating income** increased 6.6 billion yen year-on-year to 15.9 billion yen (132 million U.S. dollars).  This increase was primarily due to cost reductions and the improvement in product mix, partially offset by the negative impact of the appreciation of the U.S. dollar, reflecting the high ratio of U.S. dollar-denominated costs, and the impact of the decrease in unit sales.

*  Sales for Televisions do not include operating revenue.
** The operating income in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Devices

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2014	2015	Change in yen	2015
Sales and operating revenue	¥285.9	¥249.9	-12.6%	$2,082
Operating income (loss)	53.8	(11.7)	-	(97)

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors and camera modules; Components includes batteries and recording media.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the Devices segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 10.

Sales decreased 12.6% year-on-year (a 16% decrease on a constant currency basis) to 249.9 billion yen (2,082 million U.S. dollars).  This decrease was primarily due to a significant decrease in sales of image sensors, reflecting a decrease in demand for mobile products, and a significant decrease in battery business sales.  This sales decrease was partially offset by an increase in sales of camera modules which were lower than originally forecasted and the impact of foreign exchange rates.  Sales to external customers decreased 7.5% year-on-year.

Operating loss of 11.7 billion yen (97 million U.S. dollars) was recorded, compared to an operating income of 53.8 billion yen in the same quarter of the previous fiscal year.  This significant deterioration was primarily due to the  deterioration in the operating results of the battery business, including the recording of a 30.6 billion yen (255 million U.S. dollars) impairment charge related to long-lived assets, increases in depreciation and amortization expenses as well as in research and development expenses for image sensors and camera modules, and the impact of the decrease in sales of image sensors.  For the battery business, due to the increasingly competitive markets, Sony performed an impairment analysis in the current quarter ended December 31, 2015, and reduced the corresponding estimated future cash flows and the estimated ability to recover the entire carrying amount of the long-lived assets, resulting in an impairment charge.  During the current quarter, there was a 3.1 billion yen positive impact from foreign exchange rate fluctuations.

 *    *    *    *    *

Total inventory of the five Electronics* segments above as of December 31, 2015 was 644.7 billion yen (5,373 million U.S. dollars), a decrease of 27.6 billion yen, or 4.1% year-on-year.  Inventory decreased by 188.8 billion yen, or 22.7% compared with the level as of September 30, 2015.

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S and Devices segments.

In connection with the realignments made from the first quarter and the third quarter of the fiscal year ending March 31, 2016, total inventory of the five Electronics segments as of December 31, 2014 and September 30, 2015 has been reclassified to conform to the current presentation.  For further details, please see Notes on page 10.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2014	2015	Change in yen	2015
Sales and operating revenue	¥206.6	¥262.1	+26.9%	$2,184
Operating income	6.2	20.4	+227.4	170

The Pictures segment is comprised of the Motion Pictures, Television Productions, and Media Networks categories.  Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 26.9% year-on-year (a 21% increase on a U.S. dollar basis) to 262.1 billion yen (2,184 million U.S. dollars).  The increase in sales on a U.S. dollar basis was primarily due to significantly higher sales for Motion Pictures, partially offset by the impact of foreign exchange rates.  The increase in Motion Pictures sales was primarily driven by higher theatrical revenues, as the current quarter benefitted from the strong worldwide theatrical performances of Spectre and Hotel Transylvania 2, partially offset by lower home entertainment revenues, as the same quarter of the previous fiscal year benefitted from the home entertainment performances of 22 Jump Street and The Equalizer.

Operating income increased 14.1 billion yen year-on-year to 20.4 billion yen (170 million U.S. dollars).  This increase was primarily due to the impact of the above-mentioned increase in sales, partially offset by higher theatrical marketing expenses.  The increase in operating income also reflects lower overhead expenses as compared to the same quarter of the previous fiscal year, primarily due to a reduction in incentive compensation expense as well as insurance recoveries related to losses incurred from the cyberattack on SPE’s network and IT infrastructure in the Fall of 2014.

Music

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2014	2015	Change in yen	2015
Sales and operating revenue	¥167.5	¥181.2	+8.2%	$1,510
Operating income	25.9	27.4	+5.7	228

The Music segment is comprised of the Recorded Music, Music Publishing and Visual Media and Platform categories.  Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

The results presented in Music include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the Music segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 10.

Sales increased 8.2% year-on-year (a 4% increase on a constant currency basis) to 181.2 billion yen (1,510 million U.S. dollars) primarily due to the impact of the depreciation of the yen against the U.S. dollar.  The increase in sales on a constant currency basis is due to higher Recorded Music sales, reflecting an increase in digital streaming revenue, and higher Visual Media and Platform sales, reflecting the strong performance of a game application for mobile devices.  The current quarter includes the record-breaking sales of Adele’s new album 25.  Other best-selling titles included One Direction’s Made in the A.M., Elvis Presley’s If I Can Dream: Elvis Presley with the Royal Philharmonic Orchestra and Bruce Springsteen’s The Ties That Bind: The River Collection.

Operating income increased 1.5 billion yen year-on-year to 27.4 billion yen (228 million U.S. dollars).  This increase was primarily due to the above-mentioned increase in sales in Recorded Music and Visual Media and Platform.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2014	2015	Change in yen	2015
Financial services revenue	¥304.9	¥322.0	+5.6%	$2,684
Operating income	50.9	52.2	+2.7	435

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc.  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 5.6% year-on-year to 322.0 billion yen (2,684 million U.S. dollars) primarily due to an increase in revenue at Sony Life.  Revenue at Sony Life increased 5.7% year-on-year to 295.0 billion yen (2,458 million U.S. dollars) mainly due to an increase in insurance premium revenue reflecting a steady increase in policy amount in force.

Operating income of 52.2 billion yen (435 million U.S. dollars) was recorded, essentially flat year-on-year.  At Sony Life, operating income of 51.6 billion yen (430 million U.S. dollars) was recorded, essentially flat year-on-year, mainly due to the above-mentioned increase in insurance premium revenue, substantially offset by an increase in operating expenses.

All Other

	(Billions of yen, millions of U.S. dollars)
	Third Quarter ended December 31
	2014	2015	Change in yen	2015
Sales and operating revenue	¥117.6	¥96.8	-17.7%	$807
Operating income (loss)	(12.6)	5.7	-	47

All Other included costs related to the PC business in the same quarter of the previous fiscal year.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of All Other of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 10.

Sales decreased 17.7% year-on-year to 96.8 billion yen (807 million U.S. dollars).

Operating income of 5.7 billion yen (47 million U.S. dollars) was recorded, compared to an operating loss of 12.6 billion yen in the same quarter of the previous fiscal year.  This significant improvement was primarily due to a decrease in PC exit costs, including restructuring charges and after-sales service expenses, as well as the absence in the current quarter of sales company fixed costs charged to the PC business in the same quarter of the previous fiscal year which were allocated based on the prior year results.

*    *    *    *    *

Consolidated Results for the Nine Months ended December 31, 2015

For Consolidated Statements of Income and Business Segment Information for the nine months ended December 31, 2015 and 2014, please refer to pages F-3 and F-7 respectively.

Sales for the nine months ended December 31, 2015 (“the current nine months”) were 6,281.6 billion yen (52,347 million U.S. dollars), essentially flat year-on-year.  This was primarily due to the significant increase in sales in the G&NS segment and the impact of foreign exchange rates, substantially offset by the significant decrease in sales in the MC segment.

During the current nine months, the average rates of the yen were 121.7 yen against the U.S. dollar and 134.4 yen against the euro, which were 12.2% lower and 4.4% higher, respectively, as compared with the same period in the previous fiscal year.  On a constant currency basis, consolidated sales decreased 4%.  For further details about sales on a constant currency basis, see Notes on page 10.

In the MC segment, sales decreased significantly primarily due to a significant decrease in smartphone unit sales resulting from a strategic decision not to pursue scale in order to improve profitability.  In the G&NS segment, sales increased significantly primarily due to the contribution of PS4 software sales.  In the IP&S segment, sales were essentially flat year-on-year primarily due to an improvement in the product mix of digital cameras reflecting a shift to high value-added models, substantially offset by a decrease in unit sales of digital cameras reflecting a contraction of the market.  In the HE&S segment, sales decreased primarily due to decreases in LCD televisions and home audio and video unit sales.  In the Devices segment, sales increased mainly due to the impact of foreign exchange rates and an increase in sales of image sensors.  In the Pictures segment, sales increased primarily due to the impact of the depreciation of the yen against the U.S. dollar.  On a U.S. dollar basis, sales for the Pictures segment decreased primarily due to lower home entertainment and television licensing revenues for Motion Pictures and the impact of foreign exchange rates.  In the Music segment, sales increased significantly primarily due to the impact of the depreciation of the yen against the U.S. dollar and higher Recorded Music and Visual Media and Platform sales.  In the Financial Services segment, revenue was essentially flat year-on-year primarily due to a deterioration in investment performance in the separate account at Sony Life, substantially offset by an increase in insurance premium revenue at Sony Life.

Operating income increased 220.7 billion yen year-on-year to 387.1 billion yen (3,226 million U.S. dollars).  This increase was primarily due to the absence of the impairment charge of goodwill of 176.0 billion yen recorded in the MC segment in the same period of the previous fiscal year, the improvement in the operating results of All Other, reflecting a decrease in operating loss of the PC business, as well as the improvements in G&NS, Music, IP&S and HE&S segment results, partially offset by significant deteriorations in the operating results of the Devices and Pictures segments.

Operating income during the current nine months includes a 30.6 billion yen (255 million U.S. dollar) impairment charge of long-lived assets in the battery business recorded in the Devices segment, a 151 million U.S. dollar (18.1 billion yen) gain on the remeasurement to fair value of SME’s 51% equity interest in Orchard Media, Inc. (“The Orchard”), which had previously been accounted for under the equity method, as a result of SME increasing its ownership interest to 100%, recorded in the Music Segment, as well as a gain of 12.3 billion yen (101 million U.S. dollars) from the sale of a part of the logistics business, in connection with the formation of a logistics joint venture, recorded in Corporate and elimination.  The operating income in the same period of the previous fiscal year included the above-mentioned 176.0 billion yen impairment charge of goodwill recorded in the MC segment, a gain of 14.8 billion yen recognized on the sale of certain buildings and premises at the Gotenyama Technology Center in Japan, recorded in Corporate and elimination and an 11.2 billion yen write-down of PS Vita and PS TV components recorded in the G&NS segment.

In the MC segment, operating loss decreased significantly year-on-year mainly due to the absence in the current period of the above-mentioned goodwill impairment charge recorded in the same period of the previous fiscal year.  In the G&NS segment, operating income increased significantly year-on-year primarily due to the contribution of PS4 software sales.  In the IP&S segment, operating income increased significantly year-on-year primarily due to an improvement in the product mix of digital cameras as a result of a shift to high value-added models.  In the HE&S segment, operating income increased year-on-year primarily due to cost reductions and an improvement in product mix reflecting a shift to high value-added models.  In the Devices segment, operating income decreased significantly mainly due to the recording of an impairment charge in the battery business.  In the Pictures segment, operating results deteriorated significantly primarily due to the above-mentioned decrease in Motion Pictures sales.  In the Music segment, operating income increased significantly primarily due to the gain recorded on the remeasurement to fair value of SME’s 51% equity interest in The Orchard.  In the Financial Services segment, operating income was essentially flat year-on-year.  This result was primarily due to increases in the provision of policy reserves and the amortization of deferred insurance acquisition costs, both pertaining to variable insurance, driven by the deterioration in investment performance in the separate account at Sony Life, substantially offset by an improvement in investment performance in the general account at Sony Life.

Restructuring charges, net, recorded as operating expenses, amounted to 21.8 billion yen (182 million U.S. dollars) for the current nine months, compared to 33.7 billion yen for the same period of the previous fiscal year.

Equity in net income of affiliated companies, recorded within operating income, decreased 0.6 billion yen year-on-year to 3.1 billion yen (26 million U.S. dollars) for the current nine months.

The net effect of other income and expenses was income of 17.1 billion yen (142 million U.S. dollars), compared to an expense of 20.1 billion yen in the same period of the previous fiscal year.  This was primarily due to an increase in the gain on sales of securities investments.

Income before income taxes increased 257.9 billion yen year-on-year to 404.2 billion yen (3,368 million U.S. dollars) for the current nine months.

Income taxes: During the current nine months, Sony recorded 119.4 billion yen (994 million U.S. dollars) of income tax expense, resulting in an effective tax rate of 29.5%.  This effective tax rate was lower than the Japanese statutory tax rate primarily as a result of profits recorded in the insurance business, which is subject to lower tax rates, coupled with lower income tax expenses due to profits recorded at Sony Corporation and its national tax filing group in Japan, which currently have valuation allowances for deferred tax assets.  In the same period of the previous fiscal year, Sony recorded 112.3 billion yen of income tax expense, and Sony’s effective tax rate exceeded the Japanese statutory tax rate.  This was primarily due to the nondeductible goodwill impairment recorded during the same period of the previous fiscal year.

Net income attributable to Sony Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, was 236.1 billion yen (1,968 million U.S. dollars) in the current nine months, compared to a loss of 19.2 billion yen in the same period of the previous fiscal year.

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-17.

Operating Activities: During the current nine months, there was a net cash inflow of 321.5 billion yen (2,680 million U.S. dollars) from operating activities, a decrease of 61.4 billion yen, or 16.0% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 22.6 billion yen (189 million U.S. dollars), a decrease of 89.9 billion yen, or 79.9% year-on-year.  This decrease was primarily due to an increase in inventories, compared to a decrease in the same period of the previous fiscal year, partially offset by factors such as a larger increase in notes and accounts payable, trade.

The Financial Services segment had a net cash inflow of 308.2 billion yen (2,569 million U.S. dollars), an increase of 30.0 billion yen, or 10.8% year-on-year.  This increase was primarily due to an increase in insurance premium revenue at Sony Life.

Investing Activities: During the current nine months, Sony used 669.8 billion yen (5,582 million U.S. dollars) of net cash in investing activities, an increase of 306.0 billion yen, or 84.1% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 186.6 billion yen (1,555 million U.S. dollars), an increase of 139.9 billion yen, or 299.8% year-on-year.  This increase was primarily due to an increase in the amount of fixed asset purchases, such as semiconductor manufacturing equipment, partially offset by factors such as cash inflow from the sale of certain shares of Olympus Corporation.

The Financial Services segment used 482.1 billion yen (4,018 million U.S. dollars) of net cash, an increase of 165.0 billion yen, or 52.0% year-on-year.  This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current nine months was 163.9 billion yen (1,366 million U.S. dollars), a 229.8 billion yen deterioration from cash generated in the same period of the previous fiscal year.

Financing Activities: Net cash provided by financing activities during the current nine months was 497.8 billion yen (4,148 million U.S. dollars), compared to a net cash outflow of 184.6 billion yen in the same period of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 275.3 billion yen (2,294 million U.S. dollars) net cash inflow, compared to a net cash outflow of 281.5 billion yen in the same period of the previous fiscal year.  This change was primarily due to the issuance of new stock and convertible bonds in the current nine months.

In the Financial Services segment, financing activities provided 212.0 billion yen (1,767 million U.S. dollars) of net cash, an increase of 122.9 billion yen, or 137.9% year-on-year.  This increase was primarily due to a larger increase in short-term borrowings and policyholders’ account at Sony Life.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at December 31, 2015 was 1,090.6 billion yen (9,089 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 845.0 billion yen (7,042 million U.S. dollars) at December 31, 2015, an increase of 202.0 billion yen, or 31.4% compared with the balance as of December 31, 2014, and an increase of 103.1 billion yen, or 13.9% compared with the balance as of March 31, 2015.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 537.9 billion yen (4,483 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at December 31, 2015.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 245.7 billion yen (2,047 million U.S. dollars) at December 31, 2015, a decrease of 44.9 billion yen, or 15.4% compared with the balance as of December 31, 2014, and an increase of 38.1 billion yen, or 18.4% compared with the balance as of March 31, 2015.

*1 Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-17.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statements of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2014	2015	2015

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥382.9	¥321.5	$2,680
Net cash used in investing activities reported in the consolidated statements of cash flows	(363.8)	(669.8)	(5,582)
	19.1	(348.3)	(2,902)

Less: Net cash provided by operating activities within the Financial Services segment	278.2	308.2	2,569
Less: Net cash used in investing activities within the Financial Services segment	(317.1)	(482.1)	(4,018)
Eliminations *2	7.9	10.5	87

Cash flow provided by (used by) operating and investing activities combined excluding the Financial Services segment’s activities	¥65.9	¥(163.9)	$(1,366)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *
Notes

Business Segment Realignment
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2016 to reflect modifications to its organizational structure as of April 1, 2015, primarily repositioning certain operations in All Other and the Devices segment.  In connection with this realignment, the operations of Sony’s disc manufacturing business in Japan, which were included in All Other, are now included in the Music segment and the operations of So-net Corporation and its subsidiaries, which were included in All Other, are now included in the MC segment.  Certain operations regarding pre-installed automotive audio products which were included in the Devices segment are now included in the HE&S segment.

In addition, in order to reflect a change as of October 1, 2015 in the Corporate Executive Officer in charge of the medical business, which was previously included in All Other, this business is now included in the IP&S segment from the third quarter of the fiscal year ending March 31, 2016.

In connection with these realignments, the sales and operating income (loss) of each segment in the fiscal year ended March 31, 2015 have been reclassified to conform to the presentation of the fiscal year ending March 31, 2016.

Impact of Foreign Exchange Rate Fluctuations on Sales and Operating Income (Loss)
For all segments other than Pictures and Music, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the three and nine months ended December 31, 2014 from the three and nine months ended December 31, 2015 to the major transactional currencies in which the sales are denominated.  The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales.  Since the worldwide subsidiaries of the Pictures segment and of SME and Sony/ATV in the Music segment are aggregated on a U.S. dollar basis and are translated into yen, the impact of foreign exchange rate fluctuations is calculated by applying the change in the periodic weighted average exchange rates for the three and nine months ended December 31, 2014 from the three and nine months ended December 31, 2015 from U.S. dollar to yen to the U.S. dollar basis operating results.  This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP.  However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year Ending March 31, 2016

The forecast for consolidated results for the fiscal year ending March 31, 2016, as announced on October 29, 2015, remains unchanged, as per the table below.

	(Billions of yen)
	January Forecast	March 31, 2015 Results	Change from March 31, 2015 Results
Sales and operating revenue	¥7,900	¥8,215.9	-3.8%
Operating income	320	68.5	+ ¥251.5 bil
Income before income taxes	345	39.7	+ ¥305.3 bil
Net income (loss) attributable to Sony Corporation’s stockholders	140	(126.0)	+ ¥266.0 bil

Assumed foreign currency exchange rates for the remainder of the fiscal year ending March 31, 2016 are the following.

	Remainder of the current fiscal year	(For your reference) Remainder of the current fiscal year at the time of the October forecast*
	Consolidated forecast and forecasts for each segment	Consolidated forecast	Forecasts for each segment
1 U.S. dollar	approximately 120 yen	approximately 125 yen	approximately 121 yen
1 Euro	approximately 129 yen	approximately 130 yen	approximately 132 yen

* Due to volatility in foreign exchange rates, the assumed foreign currency exchange rates were revised after the individual segments had already completed their October forecasts.  Accordingly, the impact of the difference between the assumed rates and the rates used when the individual segments completed their forecasts were included in the October forecast for All Other.

Restructuring charges are expected to be approximately 35 billion yen for Sony in the fiscal year ending March 31, 2016, compared to 98.0 billion yen recorded in the fiscal year ended March 31, 2015.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

The forecast for each business segment has been revised as follows:

	(Billions of yen)			Change - January Forecast from
	January Forecast	October Forecast	March 31, 2015 Results	October Forecast	March 31, 2015 Results
Mobile Communications
Sales and operating revenue	¥1,140	¥1,190	¥1,410.2	-4.2%	-19.2%
Operating loss	(60)	(60)	(217.6)	-	+ ¥ 157.6 bil
Game & Network Services
Sales and operating revenue	1,520	1,520	1,388.0	-	+9.5%
Operating income	85	80	48.1	+ ¥ 5.0 bil	+ ¥ 36.9 bil
Imaging Products & Solutions
Sales and operating revenue	710	720	723.9	-1.4%	-1.9%
Operating income	63	58	41.8	+¥ 5.0 bil	+ ¥ 21.2 bil
Home Entertainment & Sound
Sales and operating revenue	1,150	1,140	1,238.1	+0.9%	-7.1%
Operating income	38	25	24.1	+ ¥ 13.0 bil	+ ¥ 13.9 bil
Devices
Sales and operating revenue	940	1,060	927.1	-11.3%	+1.4%
Operating income	39	121	89.0	- ¥ 82.0 bil	- ¥ 50.0 bil
Pictures
Sales and operating revenue	1,000	1,000	878.7	-	+13.8%
Operating income	35	35	58.5	-	- ¥ 23.5 bil
Music
Sales and operating revenue	600	550	559.2	+9.1%	+7.3%
Operating income	84	74	60.6	+ ¥10.0 bil	+ ¥ 23.4 bil
Financial Services
Financial services revenue	1,060	1,060	1,083.6	-	-2.2%
Operating income	175	175	193.3	-	- ¥ 18.3 bil
All Other, Corporate and Elimination
Operating loss	(139)	(188)	(229.3)	+ ¥49.0 bil	+ ¥ 90.3bil
Consolidated
Sales and operating revenue	7,900	7,900	8,215.9	-	-3.8%
Operating income	320	320	68.5	-	+ ¥ 251.5 bil

Mobile Communications
Sales are expected to be lower than the October forecast primarily due to an expected decrease in smartphone unit sales.  The forecast for operating loss remains unchanged from the October forecast due to the above-mentioned decrease in sales being offset mainly by higher than originally anticipated selling prices of smartphones and additional cost reductions.

Game & Network Services
The forecast for sales remains unchanged from the October forecast.  Operating income is expected to be above the October forecast primarily due to an increase in network sales, partially offset by the impact of a change in the launch date of a first-party title.

Imaging Products & Solutions
Sales are expected to be lower than the October forecast primarily due to lower than expected sales of broadcast- and professional-use products.  Operating income is expected to be higher than the October forecast primarily due to an improvement in the product mix of digital cameras reflecting a shift to high value-added models, partially offset by the above-mentioned decrease in sales.

Home Entertainment & Sound
Sales are expected to be higher than the October forecast primarily due to an upward revision in the annual unit sales forecast for LCD televisions.  Operating income is expected to be higher than the October forecast primarily due to the impact of the above-mentioned increase in sales and cost reductions.  Included in this forecast is the reversal recorded for certain sales incentive accruals, which were related to the current and prior periods.  For further details, see Note 8 on page F-19.

Devices
Sales are expected to be lower than the October forecast primarily due to significantly lower than expected sales of image sensors and camera modules, reflecting a decrease in demand for mobile products and lower than expected sales in the battery business.  The forecast for operating income is expected to be significantly lower than the October forecast primarily due to the impact of the above-mentioned decrease in sales and the recording of an impairment charge related to long-lived assets in the battery business during the current quarter.

Sony is currently formulating its business plan for all of its business segments for the fiscal year ending March 31, 2017.  With regard to the camera module business, there is a possibility that factors such as a decrease in projected future demand, which caused a downward revision in the forecast for the current fiscal year for the business, could continue to have a negative impact on the business going forward.  It is therefore possible that the above-described business environment might result in an impairment charge against long-lived assets in the camera module business.

Music
Sales are expected to be higher than the October forecast primarily due to higher than expected sales for Recorded Music and Visual Media and Platform.  Operating income is expected to be higher than the October forecast due to the impact of the above-mentioned increase in sales.

The forecasts for sales and operating income for the Pictures and Financial Services segments remain unchanged from the October forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

Sony’s forecast for capital expenditures and research and development expenses for the current fiscal year, as announced on October 29, 2015, has been changed as per the table below.  The forecast for depreciation and amortization remains unchanged.

Consolidated
	(Billions of yen)			Change - January Forecast from
	January Forecast	October Forecast	March 31, 2015 Results	October Forecast	March 31, 2015 Results
Capital expenditures*	¥475	¥510	¥251.0	-6.9%	+89.2%
[additions to property, plant and equipment (included above)	395	430	164.8	-8.1	+139.6	]
[additions to intangible assets (included above) *	80	80	86.2	-	-7.2	]
Depreciation and amortization**	365	365	354.6	-	+2.9
[for property, plant and equipment (included above)	175	175	165.9	-	+5.5	]
[for intangible assets (included above)	190	190	188.8	-	+0.7	]
Research and development expenses	470	490	464.3	-4.1	+1.2

* Does not include the increase in intangible assets resulting from business acquisitions.
** The forecast for depreciation and amortization includes amortization expenses for deferred insurance acquisition costs.

Sony without Financial Services
	(Billions of yen)			Change - January Forecast from
	January Forecast	October Forecast	March 31, 2015 Results	October Forecast	March 31, 2015 Results
Capital expenditures*	¥466	¥501	¥243.9	-7.0%	+91.0%
[additions to property, plant and equipment (included above)	393	428	163.4	-8.2	+140.5	]
[additions to intangible assets (included above) *	73	73	80.5	-	-9.3	]
Depreciation and amortization	294	294	288.4	-	+1.9
[for property, plant and equipment (included above)	174	174	164.7	-	+5.7	]
[for intangible assets (included above)	120	120	123.7	-	-3.0	]
* Does not include the increase in intangible assets resulting from business acquisitions.

A 19.0 billion yen investment related to the purchase of semiconductor fabrication facilities, equipment and related assets from Toshiba Corporation is included in the January forecast for capital expenditures.  This amount was not included in the October forecast because a definitive agreement was reached in December 2015.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

  *    *    *    *    *

Year-end Dividend for the Fiscal Year Ending March 31, 2016

Sony paid 10 yen per share as an interim dividend, and plans to pay 10 yen per share as the year-end dividend, resulting in a total dividend of 20 yen per share for the fiscal year ending March 31, 2016.

  *    *    *    *    *

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:
Tokyo	New York	London
Atsuko Murakami	Justin Hill	Haruna Nagai
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)19-3281-6000

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/15q3_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	December 31	Change from		December 31
ASSETS	2015	2015	March 31, 2015		2015
Current assets:
Cash and cash equivalents	¥949,413	¥1,090,637	¥	+141,224	$9,089
Marketable securities	936,731	957,809		+21,078	7,982
Notes and accounts receivable, trade	986,500	1,318,825		+332,325	10,990
Allowance for doubtful accounts and sales returns	(86,598)	(107,848)		-21,250	(899)
Inventories	665,432	741,727		+76,295	6,181
Other receivables	231,947	255,882		+23,935	2,132
Deferred income taxes	47,788	52,061		+4,273	434
Prepaid expenses and other current assets	466,688	531,525		+64,837	4,429
Total current assets	4,197,901	4,840,618		+642,717	40,338

Film costs	305,232	357,635		+52,403	2,980

Investments and advances:
Affiliated companies	171,063	167,334		-3,729	1,394
Securities investments and other	8,360,290	8,806,908		+446,618	73,391
	8,531,353	8,974,242		+442,889	74,785

Property, plant and equipment:
Land	123,629	122,619		-1,010	1,022
Buildings	679,125	653,706		-25,419	5,448
Machinery and equipment	1,764,241	1,809,552		+45,311	15,079
Construction in progress	35,786	85,357		+49,571	711
	2,602,781	2,671,234		+68,453	22,260
Less-Accumulated depreciation	1,863,496	1,847,339		-16,157	15,394
	739,285	823,895		+84,610	6,866

Other assets:
Intangibles, net	642,361	631,990		-10,371	5,267
Goodwill	561,255	612,614		+51,359	5,105
Deferred insurance acquisition costs	520,571	538,981		+18,410	4,492
Deferred income taxes	89,637	78,567		-11,070	655
Other	246,736	248,181		+1,445	2,068
	2,060,560	2,110,333		+49,773	17,587
Total assets	¥15,834,331	¥17,106,723	¥	+1,272,392	$142,556

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥62,008	¥211,280	¥	+149,272	$1,761
Current portion of long-term debt	159,517	154,300		-5,217	1,286
Notes and accounts payable, trade	622,215	703,912		+81,697	5,866
Accounts payable, other and accrued expenses	1,374,099	1,463,292		+89,193	12,194
Accrued income and other taxes	98,414	147,656		+49,242	1,230
Deposits from customers in the banking business	1,872,965	1,861,127		-11,838	15,509
Other	556,372	555,566		-806	4,630
Total current liabilities	4,745,590	5,097,133		+351,543	42,476

Long-term debt	712,087	734,265		+22,178	6,119
Accrued pension and severance costs	298,753	294,574		-4,179	2,455
Deferred income taxes	445,876	437,146		-8,730	3,643
Future insurance policy benefits and other	4,122,372	4,388,208		+265,836	36,568
Policyholders’ account in the life insurance business	2,259,514	2,413,031		+153,517	20,109
Other	316,422	313,183		-3,239	2,610
Total liabilities	12,900,614	13,677,540		+776,926	113,980

Redeemable noncontrolling interest	5,248	7,035		+1,787	59

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	707,038	858,768		+151,730	7,156
Additional paid-in capital	1,185,777	1,324,964		+139,187	11,041
Retained earnings	813,765	1,037,280		+223,515	8,644
Accumulated other comprehensive income	(385,283)	(437,250)		-51,967	(3,643)
Treasury stock, at cost	(4,220)	(4,244)		-24	(35)
	2,317,077	2,779,518		+462,441	23,163

Noncontrolling interests	611,392	642,630		+31,238	5,354
Total equity	2,928,469	3,422,148		+493,679	28,517
Total liabilities and equity	¥15,834,331	¥17,106,723	¥	+1,272,392	$142,556

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended December 31
	2014	2015	Change from 2014	2015
Sales and operating revenue:
Net sales	¥2,239,485	¥2,238,674		$18,656
Financial services revenue	303,211	320,368		2,670
Other operating revenue	24,053	21,770		181
	2,566,749	2,580,812	+0.5%	21,507

Costs and expenses:
Cost of sales	1,659,261	1,623,410		13,528
Selling, general and administrative	473,282	461,418		3,845
Financial services expenses	251,375	267,365		2,228
Other operating expense, net	608	28,253		236
	2,384,526	2,380,446	-0.2	19,837

Equity in net income (loss) of affiliated companies	(128)	1,779	–	15

Operating income	182,095	202,145	+11.0	1,685

Other income:
Interest and dividends	3,408	2,739		23
Gain on sale of securities investments, net	1,042	219		2
Other	10	355		3
	4,460	3,313	-25.7	28

Other expenses:
Interest	5,942	8,346		70
Foreign exchange loss, net	10,607	1,954		16
Other	2,178	1,878		16
	18,727	12,178	-35.0	102

Income before income taxes	167,828	193,280	+15.2	1,611

Income taxes	56,162	55,676		464

Net income	111,666	137,604	+23.2	1,147

Less - Net income attributable to noncontrolling interests	21,695	17,470		146

Net income attributable to Sony Corporation’s stockholders	¥89,971	¥120,134	+33.5%	$1,001

Per share data:
Net income attributable to Sony Corporation’s stockholders
— Basic	¥78.12	¥95.25	+21.9%	$0.79
— Diluted	76.96	93.33	+21.3	0.78

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
	2014	2015	Change from 2014	2015

Net income	¥111,666	¥137,604	+23.2%	$1,147

Other comprehensive income, net of tax –
Unrealized gains on securities	34,324	23,002		192
Unrealized gains on derivative instruments	–	3,855		32
Pension liability adjustment	(752)	459		4
Foreign currency translation adjustments	75,051	(10,338)		(87)

Total comprehensive income	220,289	154,582	-29.8	1,288

Less - Comprehensive income attributable to noncontrolling interests	33,754	20,676		172

Comprehensive income attributable to Sony Corporation’s stockholders	¥186,535	¥133,906	-28.2%	$1,116

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Nine months ended December 31
	2014	2015	Change from 2014	2015
Sales and operating revenue:
Net sales	¥5,385,450	¥5,405,599		$45,047
Financial services revenue	817,153	807,092		6,726
Other operating revenue	75,565	68,920		574
	6,278,168	6,281,611	+0.1%	52,347

Costs and expenses:
Cost of sales	3,978,983	3,985,905		33,216
Selling, general and administrative	1,302,932	1,258,448		10,487
Financial services expenses	673,884	666,479		5,554
Other operating (income) expense, net	159,750	(13,146)		(110)
	6,115,549	5,897,686	-3.6	49,147

Equity in net income of affiliated companies	3,702	3,145	-15.0	26

Operating income	166,321	387,070	+132.7	3,226

Other income:
Interest and dividends	9,160	9,055		75
Gain on sale of securities investments, net	8,628	51,796		432
Other	2,092	1,541		13
	19,880	62,392	+213.8	520

Other expenses:
Interest	18,401	19,321		161
Foreign exchange loss, net	15,175	20,302		169
Other	6,375	5,655		48
	39,951	45,278	+13.3	378

Income before income taxes	146,250	404,184	+176.4	3,368

Income taxes	112,286	119,354		994

Net income	33,964	284,830	+738.6	2,374

Less - Net income attributable to noncontrolling interests	53,154	48,702		406

Net income (loss) attributable to Sony Corporation’s stockholders	¥(19,190)	¥236,128	–%	$1,968

Per share data:
Net income (loss) attributable to Sony Corporation’s stockholders
— Basic	¥(17.50)	¥191.98	–%	$1.60
— Diluted	(17.50)	189.17	–	1.58

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2014	2015	Change from 2014	2015

Net income	¥33,964	¥284,830	+738.6%	$2,374

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	49,390	(34,864)		(290)
Unrealized gains on derivative instruments	–	2,114		18
Pension liability adjustment	(2)	1,366		11
Foreign currency translation adjustments	105,768	(22,239)		(185)

Total comprehensive income	189,120	231,207	+22.3	1,928

Less - Comprehensive income attributable to noncontrolling interests	72,136	47,046		393

Comprehensive income attributable to Sony Corporation’s stockholders	¥116,984	¥184,161	+57.4%	$1,535

Supplemental equity and comprehensive income information
	(Millions of yen, millions of U.S. dollars)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	¥2,258,137	¥525,004	¥2,783,141
Exercise of stock acquisition rights	703	–	703
Conversion of zero coupon convertible bonds	107,660	–	107,660
Stock based compensation	845	–	845

Comprehensive income:
Net income (loss)	(19,190)	53,154	33,964
Other comprehensive income, net of tax –
Unrealized gains on securities	33,778	15,612	49,390
Pension liability adjustment	44	(46)	(2)
Foreign currency translation adjustments	102,352	3,416	105,768
Total comprehensive income	116,984	72,136	189,120

Dividends declared	–	(13,075)	(13,075)
Transactions with noncontrolling interests shareholders and other	(2,951)	8,713	5,762
Balance at December 31, 2014	¥2,481,378	¥592,778	¥3,074,156

Balance at March 31, 2015	¥2,317,077	¥611,392	¥2,928,469
Issuance of new shares	301,708	–	301,708
Exercise of stock acquisition rights	1,752	–	1,752
Stock based compensation	977	–	977

Comprehensive income:
Net income	236,128	48,702	284,830
Other comprehensive income, net of tax –
Unrealized losses on securities	(33,853)	(1,011)	(34,864)
Unrealized gains on derivative instruments	2,114	–	2,114
Pension liability adjustment	1,361	5	1,366
Foreign currency translation adjustments	(21,589)	(650)	(22,239)
Total comprehensive income	184,161	47,046	231,207

Dividends declared	(12,612)	(19,947)	(32,559)
Transactions with noncontrolling interests shareholders and other	(13,545)	4,139	(9,406)
Balance at December 31, 2015	¥2,779,518	¥642,630	¥3,422,148

On July 21, 2015, Sony issued 87,200,000 new shares of common stock by way of a Japanese public offering and an international offering. In addition, on August 18, 2015, Sony issued 4,800,000 new shares of common stock by way of third-party allotment in connection with secondary offering of shares to cover over-allotments.

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	$19,310	$5,095	$24,405
Issuance of new shares	2,514	–	2,514
Exercise of stock acquisition rights	15	–	15
Stock based compensation	8	–	8

Comprehensive income:
Net income	1,968	406	2,374
Other comprehensive income, net of tax –
Unrealized losses on securities	(282)	(8)	(290)
Unrealized gains on derivative instruments	18	–	18
Pension liability adjustment	11	0	11
Foreign currency translation adjustments	(180)	(5)	(185)
Total comprehensive income	1,535	393	1,928

Dividends declared	(106)	(166)	(272)
Transactions with noncontrolling interests shareholders and other	(113)	32	(81)
Balance at December 31, 2015	$23,163	$5,354	$28,517

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2014	2015	2015
Cash flows from operating activities:
Net income	¥33,964	¥284,830	$2,374
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs	251,080	275,130	2,293
Amortization of film costs	190,892	200,643	1,672
Accrual for pension and severance costs, less payments	(7,694)	(6,667)	(56)
Other operating (income) expense, net	159,750	(13,146)	(110)
Gain on sale or devaluation of securities investments, net	(8,193)	(51,546)	(430)
Gain on revaluation of marketable securities held in the financial services business for trading purposes, net	(88,299)	(4,347)	(36)
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	(2,363)	2,586	22
Deferred income taxes	16,585	12,543	105
Equity in net income of affiliated companies, net of dividends	1,633	3,816	32
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(318,401)	(310,954)	(2,591)
(Increase) decrease in inventories	20,366	(91,742)	(765)
Increase in film costs	(205,190)	(252,998)	(2,108)
Increase in notes and accounts payable, trade	34,943	85,718	714
Increase in accrued income and other taxes	46,113	43,932	366
Increase in future insurance policy benefits and other	355,114	312,040	2,600
Increase in deferred insurance acquisition costs	(58,352)	(67,354)	(561)
Increase in marketable securities held in the financial services business for trading purposes	(40,051)	(69,941)	(583)
Increase in other current assets	(33,385)	(57,444)	(479)
Increase in other current liabilities	124,037	9,931	83
Other	(89,617)	16,481	138
Net cash provided by operating activities	382,932	321,511	2,680

Cash flows from investing activities:
Payments for purchases of fixed assets	(145,813)	(254,272)	(2,119)
Proceeds from sales of fixed assets	31,631	18,369	153
Payments for investments and advances by financial services business	(678,116)	(942,226)	(7,852)
Payments for investments and advances (other than financial services business)	(13,951)	(18,784)	(157)
Proceeds from sales or return of investments and collections of advances by financial services business	417,799	465,525	3,879
Proceeds from sales or return of investments and collections of advances (other than financial services business)	37,096	79,754	665
Proceeds from sales of businesses	–	17,790	148
Other	(12,436)	(35,958)	(299)
Net cash used in investing activities	(363,790)	(669,802)	(5,582)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	15,203	18,772	156
Payments of long-term debt	(243,652)	(137,743)	(1,148)
Increase in short-term borrowings, net	43,353	151,485	1,262
Increase in deposits from customers in the financial services business, net	30,605	91,113	759
Proceeds from issuance of convertible bonds	–	120,000	1,000
Proceeds from issuance of new shares	–	301,708	2,514
Dividends paid	(13,106)	(12,766)	(106)
Other	(16,978)	(34,819)	(289)
Net cash provided by (used in) financing activities	(184,575)	497,750	4,148

Effect of exchange rate changes on cash and cash equivalents	52,465	(8,235)	(69)

Net increase (decrease) in cash and cash equivalents	(112,968)	141,224	1,177
Cash and cash equivalents at beginning of the fiscal year	1,046,466	949,413	7,912

Cash and cash equivalents at end of the period	¥933,498	¥1,090,637	$9,089

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue	2014	2015	Change	2015
Mobile Communications
Customers	¥450,600	¥382,262	-15.2%	$3,186
Intersegment	258	2,252		18
Total	450,858	384,514	-14.7	3,204

Game & Network Services
Customers	499,242	565,220	+13.2	4,710
Intersegment	32,295	21,868		182
Total	531,537	587,088	+10.5	4,892

Imaging Products & Solutions
Customers	201,319	190,112	-5.6	1,584
Intersegment	612	1,778		15
Total	201,931	191,890	-5.0	1,599

Home Entertainment & Sound
Customers	419,682	400,564	-4.6	3,338
Intersegment	565	1,428		12
Total	420,247	401,992	-4.3	3,350

Devices
Customers	224,756	207,867	-7.5	1,732
Intersegment	61,188	42,008		350
Total	285,944	249,875	-12.6	2,082

Pictures
Customers	206,470	259,800	+25.8	2,165
Intersegment	110	2,319		19
Total	206,580	262,119	+26.9	2,184

Music
Customers	162,810	176,954	+8.7	1,475
Intersegment	4,715	4,280		35
Total	167,525	181,234	+8.2	1,510

Financial Services
Customers	303,211	320,368	+5.7	2,670
Intersegment	1,715	1,675		14
Total	304,926	322,043	+5.6	2,684

All Other
Customers	91,598	71,564	-21.9	596
Intersegment	25,997	25,234		211
Total	117,595	96,798	-17.7	807

Corporate and elimination	(120,394)	(96,741)	–	(805)
Consolidated total	¥2,566,749	¥2,580,812	+0.5%	$21,507

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Mobile Communications (“MC”) segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Operating income (loss)	2014	2015	Change	2015
Mobile Communications	¥10,356	¥24,148	+133.2%	$201
Game & Network Services	27,608	40,168	+45.5	335
Imaging Products & Solutions	19,660	23,688	+20.5	197
Home Entertainment & Sound	25,993	31,151	+19.8	260
Devices	53,833	(11,672)	–	(97)
Pictures	6,219	20,358	+227.4	170
Music	25,923	27,407	+5.7	228
Financial Services	50,850	52,220	+2.7	435
All Other	(12,576)	5,689	–	47
Total	207,866	213,157	+2.5	1,776

Corporate and elimination	(25,771)	(11,012)	–	(91)
Consolidated total	¥182,095	¥202,145	+11.0%	$1,685

The 2014 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating income of Televisions, which primarily consists of LCD televisions, for the three months ended December 31, 2014 and 2015 was 9,256 million yen and 15,853 million yen, respectively. The operating income of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue	2014	2015	Change	2015
Mobile Communications
Customers	¥1,114,554	¥940,077	-15.7%	$7,834
Intersegment	750	4,186		35
Total	1,115,304	944,263	-15.3	7,869

Game & Network Services
Customers	1,016,364	1,172,200	+15.3	9,768
Intersegment	82,182	64,159		535
Total	1,098,546	1,236,359	+12.5	10,303

Imaging Products & Solutions
Customers	543,996	545,948	+0.4	4,550
Intersegment	2,534	4,860		40
Total	546,530	550,808	+0.8	4,590

Home Entertainment & Sound
Customers	1,001,595	941,252	-6.0	7,844
Intersegment	2,054	2,954		24
Total	1,003,649	944,206	-5.9	7,868

Devices
Customers	535,337	604,853	+13.0	5,040
Intersegment	167,107	141,022		1,176
Total	702,444	745,875	+6.2	6,216

Pictures
Customers	583,043	614,806	+5.4	5,123
Intersegment	490	2,604		22
Total	583,533	617,410	+5.8	5,145

Music
Customers	394,387	439,013	+11.3	3,658
Intersegment	13,794	11,083		93
Total	408,181	450,096	+10.3	3,751

Financial Services
Customers	817,153	807,092	-1.2	6,726
Intersegment	4,316	5,069		42
Total	821,469	812,161	-1.1	6,768

All Other
Customers	237,903	191,583	-19.5	1,597
Intersegment	67,750	67,479		562
Total	305,653	259,062	-15.2	2,159

Corporate and elimination	(307,141)	(278,629)	–	(2,322)
Consolidated total	¥6,278,168	¥6,281,611	+0.1%	$52,347

The G&NS intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Operating income (loss)	2014	2015	Change	2015
Mobile Communications	¥(161,841)	¥(19,377)	–%	$(161)
Game & Network Services	53,717	83,547	+55.5	696
Imaging Products & Solutions	51,379	65,678	+27.8	547
Home Entertainment & Sound	43,892	57,837	+31.8	482
Devices	93,668	51,360	-45.2	428
Pictures	13,009	(13,795)	–	(115)
Music	49,720	73,747	+48.3	615
Financial Services	142,308	139,367	-2.1	1,161
All Other	(46,523)	6,320	–	53
Total	239,329	444,684	+85.8	3,706

Corporate and elimination	(73,008)	(57,614)	–	(480)
Consolidated total	¥166,321	¥387,070	+132.7%	$3,226

The 2014 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating income of Televisions, which primarily consists of LCD televisions, for the nine months ended December 31, 2014 and 2015 was 22,094 million yen and 32,561 million yen, respectively. The operating income of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue (to external customers)	2014	2015	Change	2015

Mobile Communications	¥450,600	¥382,262	-15.2%	$3,186

Game & Network Services
Hardware	321,744	326,589	+1.5	2,722
Network	102,025	152,067	+49.0	1,267
Other	75,473	86,564	+14.7	721
Total	499,242	565,220	+13.2	4,710

Imaging Products & Solutions
Digital Imaging Products	126,361	119,397	-5.5	995
Professional Solutions	70,658	64,943	-8.1	541
Other	4,300	5,772	+34.2	48
Total	201,319	190,112	-5.6	1,584

Home Entertainment & Sound
Televisions	280,572	278,470	-0.7	2,321
Audio and Video	138,013	121,975	-11.6	1,016
Other	1,097	119	-89.2	1
Total	419,682	400,564	-4.6	3,338

Devices
Semiconductors	162,884	155,881	-4.3	1,299
Components	59,415	49,040	-17.5	409
Other	2,457	2,946	+19.9	24
Total	224,756	207,867	-7.5	1,732

Pictures
Motion Pictures	100,723	149,140	+48.1	1,243
Television Productions	51,831	54,863	+5.8	457
Media Networks	53,916	55,797	+3.5	465
Total	206,470	259,800	+25.8	2,165

Music
Recorded Music	122,211	131,637	+7.7	1,097
Music Publishing	16,675	16,721	+0.3	139
Visual Media and Platform	23,924	28,596	+19.5	239
Total	162,810	176,954	+8.7	1,475

Financial Services	303,211	320,368	+5.7	2,670
All Other	91,598	71,564	-21.9	596
Corporate	7,061	6,101	-13.6	51
Consolidated total	¥2,566,749	¥2,580,812	+0.5%	$21,507

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-6. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first and third quarters of the fiscal year ending March 31, 2016. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video, and music content provided by Sony Network Entertainment International LLC; Other includes packaged software and peripheral devices. In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products; Other includes operating revenues and flow cytometers. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors and camera modules; Components includes batteries and recording media. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2014	2015	Change	2015

Mobile Communications	¥1,114,554	¥940,077	-15.7%	$7,834

Game & Network Services
Hardware	619,306	624,488	+0.8	5,204
Network	242,401	369,402	+52.4	3,078
Other	154,657	178,310	+15.3	1,486
Total	1,016,364	1,172,200	+15.3	9,768

Imaging Products & Solutions
Digital Imaging Products	342,061	339,397	-0.8	2,828
Professional Solutions	191,196	189,474	-0.9	1,579
Other	10,739	17,077	+59.0	143
Total	543,996	545,948	+0.4	4,550

Home Entertainment & Sound
Televisions	685,303	650,398	-5.1	5,420
Audio and Video	314,450	288,448	-8.3	2,404
Other	1,842	2,406	+30.6	20
Total	1,001,595	941,252	-6.0	7,844

Devices
Semiconductors	365,927	445,806	+21.8	3,715
Components	163,741	151,411	-7.5	1,262
Other	5,669	7,636	+34.7	63
Total	535,337	604,853	+13.0	5,040

Pictures
Motion Pictures	302,688	298,467	-1.4	2,487
Television Productions	138,452	148,171	+7.0	1,235
Media Networks	141,903	168,168	+18.5	1,401
Total	583,043	614,806	+5.4	5,123

Music
Recorded Music	282,035	311,532	+10.5	2,596
Music Publishing	49,329	52,263	+5.9	436
Visual Media and Platform	63,023	75,218	+19.4	626
Total	394,387	439,013	+11.3	3,658

Financial Services	817,153	807,092	-1.2	6,726
All Other	237,903	191,583	-19.5	1,597
Corporate	33,836	24,787	-26.7	207
Consolidated total	¥6,278,168	¥6,281,611	+0.1%	$52,347

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-7. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first and third quarters of the fiscal year ending March 31, 2016. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video, and music content provided by Sony Network Entertainment International LLC; Other includes packaged software and peripheral devices. In the IP&S segment, Digital Imaging Products includes compact digital cameras, interchangeable single-lens cameras and video cameras; Professional Solutions includes broadcast- and professional-use products; Other includes operating revenues and flow cytometers. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors and camera modules; Components includes batteries and recording media. In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Other Items
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Depreciation and amortization	2014	2015	Change	2015
Mobile Communications	¥6,072	¥6,049	-0.4%	$50
Game & Network Services	4,740	5,603	+18.2	47
Imaging Products & Solutions	7,449	6,757	-9.3	56
Home Entertainment & Sound	6,356	5,428	-14.6	45
Devices	21,967	27,836	+26.7	232
Pictures	5,241	5,922	+13.0	49
Music	3,652	4,650	+27.3	39
Financial Services, including deferred insurance acquisition costs	13,770	16,005	+16.2	133
All Other	2,414	4,564	+89.1	39
Total	71,661	82,814	+15.6	690

Corporate	12,672	8,261	-34.8	69
Consolidated total	¥84,333	¥91,075	+8.0%	$759

(Millions of yen, millions of U.S. dollars)
Three months ended December 31, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥1,768	¥22	¥1,790
Game & Network Services	12	–	12
Imaging Products & Solutions	315	–	315
Home Entertainment & Sound	3	–	3
Devices	208	12	220
Pictures	166	–	166
Music	1,317	–	1,317
Financial Services	–	–	–
All Other and Corporate	5,238	(13)	5,225
Consolidated total	¥9,027	¥21	¥9,048

	Three months ended December 31, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥2,530	¥106	¥2,636
Game & Network Services	120	–	120
Imaging Products & Solutions	4	–	4
Home Entertainment & Sound	555	–	555
Devices	26	–	26
Pictures	(169)	–	(169)
Music	104	–	104
Financial Services	–	–	–
All Other and Corporate	2,397	409	2,806
Consolidated total	¥5,567	¥515	¥6,082

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Three months ended December 31, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$22	$0	$22
Game & Network Services	1	–	1
Imaging Products & Solutions	0	–	0
Home Entertainment & Sound	4	–	4
Devices	0	–	0
Pictures	(1)	–	(1)
Music	1	–	1
Financial Services	–	–	–
All Other and Corporate	20	4	24
Consolidated total	$47	$4	$51

Other Items
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Depreciation and amortization	2014	2015	Change	2015
Mobile Communications	¥17,972	¥18,256	+1.6%	$152
Game & Network Services	13,166	14,750	+12.0	123
Imaging Products & Solutions	23,091	21,155	-8.4	176
Home Entertainment & Sound	18,599	16,815	-9.6	140
Devices	64,569	78,906	+22.2	658
Pictures	14,497	16,645	+14.8	139
Music	10,915	13,455	+23.3	112
Financial Services, including deferred insurance acquisition costs	42,991	56,570	+31.6	471
All Other	7,207	7,556	+4.8	63
Total	213,007	244,108	+14.6	2,034

Corporate	38,073	31,022	-18.5	259
Consolidated total	¥251,080	¥275,130	+9.6%	$2,293

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31, 2014
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥1,825	¥22	¥1,847
Game & Network Services	76	–	76
Imaging Products & Solutions	515	–	515
Home Entertainment & Sound	580	–	580
Devices	3,569	16	3,585
Pictures	182	–	182
Music	1,377	–	1,377
Financial Services	–	–	–
All Other and Corporate	24,916	656	25,572
Consolidated total	¥33,040	¥694	¥33,734

	Nine months ended December 31, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥14,300	¥646	¥14,946
Game & Network Services	135	–	135
Imaging Products & Solutions	64	–	64
Home Entertainment & Sound	503	–	503
Devices	30	–	30
Pictures	1	–	1
Music	439	–	439
Financial Services	–	–	–
All Other and Corporate	4,749	951	5,700
Consolidated total	¥20,221	¥1,597	¥21,818

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Nine months ended December 31, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$120	$5	$125
Game & Network Services	1	–	1
Imaging Products & Solutions	1	–	1
Home Entertainment & Sound	4	–	4
Devices	0	–	0
Pictures	0	–	0
Music	4	–	4
Financial Services	–	–	–
All Other and Corporate	39	8	47
Consolidated total	$169	$13	$182

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue (to external customers)	2014	2015	Change	2015

Japan	¥654,936	¥689,084	+5.2%	$5,742
United States	496,027	586,469	+18.2	4,887
Europe	668,333	665,849	-0.4	5,549
China	155,839	150,074	-3.7	1,251
Asia-Pacific	308,499	280,458	-9.1	2,337
Other Areas	283,115	208,878	-26.2	1,741
Total	¥2,566,749	¥2,580,812	+0.5%	$21,507

	Nine months ended December 31
Sales and operating revenue (to external customers)	2014	2015	Change	2015

Japan	¥1,665,860	¥1,746,196	+4.8%	$14,552
United States	1,129,151	1,332,480	+18.0	11,104
Europe	1,521,924	1,468,733	-3.5	12,239
China	433,420	431,370	-0.5	3,595
Asia-Pacific	812,768	757,067	-6.9	6,309
Other Areas	715,045	545,765	-23.7	4,548
Total	¥6,278,168	¥6,281,611	+0.1%	$52,347

Geographic Information shows sales and operating revenue recognized by location of customers.
Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	December 31
	2015	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	¥207,527	¥245,673	$2,047
Marketable securities	933,424	954,598	7,955
Other	147,663	182,737	1,523
	1,288,614	1,383,008	11,525

Investments and advances	8,217,715	8,730,190	72,752
Property, plant and equipment	17,305	18,343	153
Other assets:
Deferred insurance acquisition costs	520,571	538,981	4,492
Other	45,645	50,744	422
	566,216	589,725	4,914
Total assets	¥10,089,850	¥10,721,266	$89,344

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥6,351	¥154,457	$1,287
Deposits from customers in the banking business	1,872,965	1,861,127	15,509
Other	199,098	206,432	1,721
	2,078,414	2,222,016	18,517

Long-term debt	44,460	34,679	289
Future insurance policy benefits and other	4,122,372	4,388,208	36,568
Policyholders’ account in the life insurance business	2,259,514	2,413,031	20,109
Other	335,964	336,335	2,803
Total liabilities	8,840,724	9,394,269	78,286

Equity:
Stockholders’ equity of Financial Services	1,247,840	1,325,679	11,047
Noncontrolling interests	1,286	1,318	11
Total equity	1,249,126	1,326,997	11,058
Total liabilities and equity	¥10,089,850	¥10,721,266	$89,344

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	December 31
	2015	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	¥741,886	¥844,964	$7,042
Marketable securities	3,307	3,211	27
Notes and accounts receivable, trade	893,847	1,202,659	10,022
Other	1,272,562	1,408,765	11,739
	2,911,602	3,459,599	28,830

Film costs	305,232	357,635	2,980
Investments and advances	395,189	324,499	2,704
Investments in Financial Services, at cost	111,476	111,476	929
Property, plant and equipment	720,694	804,266	6,702
Other assets	1,497,805	1,524,070	12,701
Total assets	¥5,941,998	¥6,581,545	$54,846

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥215,175	¥211,123	$1,759
Notes and accounts payable, trade	622,215	703,912	5,866
Other	1,832,085	1,962,071	16,351
	2,669,475	2,877,106	23,976

Long-term debt	671,104	703,049	5,859
Accrued pension and severance costs	274,220	268,792	2,240
Other	478,704	466,508	3,887
Total liabilities	4,093,503	4,315,455	35,962

Redeemable noncontrolling interest	5,248	7,035	59

Equity:
Stockholders’ equity of Sony without Financial Services	1,733,233	2,148,970	17,908
Noncontrolling interests	110,014	110,085	917
Total equity	1,843,247	2,259,055	18,825
Total liabilities and equity	¥5,941,998	¥6,581,545	$54,846

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	December 31
	2015	2015	2015
ASSETS
Current assets:
Cash and cash equivalents	¥949,413	¥1,090,637	$9,089
Marketable securities	936,731	957,809	7,982
Notes and accounts receivable, trade	899,902	1,210,977	10,091
Other	1,411,855	1,581,195	13,176
	4,197,901	4,840,618	40,338

Film costs	305,232	357,635	2,980
Investments and advances	8,531,353	8,974,242	74,785
Property, plant and equipment	739,285	823,895	6,866
Other assets:
Deferred insurance acquisition costs	520,571	538,981	4,492
Other	1,539,989	1,571,352	13,095
	2,060,560	2,110,333	17,587
Total assets	¥15,834,331	¥17,106,723	$142,556

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥221,525	¥365,580	$3,047
Notes and accounts payable, trade	622,215	703,912	5,866
Deposits from customers in the banking business	1,872,965	1,861,127	15,509
Other	2,028,885	2,166,514	18,054
	4,745,590	5,097,133	42,476

Long-term debt	712,087	734,265	6,119
Accrued pension and severance costs	298,753	294,574	2,455
Future insurance policy benefits and other	4,122,372	4,388,208	36,568
Policyholders’ account in the life insurance business	2,259,514	2,413,031	20,109
Other	762,298	750,329	6,253
Total liabilities	12,900,614	13,677,540	113,980

Redeemable noncontrolling interest	5,248	7,035	59

Equity:
Sony Corporation’s stockholders’ equity	2,317,077	2,779,518	23,163
Noncontrolling interests	611,392	642,630	5,354
Total equity	2,928,469	3,422,148	28,517
Total liabilities and equity	¥15,834,331	¥17,106,723	$142,556

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Financial Services	2014	2015	Change	2015

Financial services revenue	¥304,926	¥322,043	+5.6%	$2,684
Financial services expenses	253,099	269,910	+6.6	2,250
Equity in net income (loss) of affiliated companies	(977)	87	–	1
Operating income	50,850	52,220	+2.7	435
Other income (expenses), net	–	–	–	–
Income before income taxes	50,850	52,220	+2.7	435
Income taxes and other	15,876	15,556	-2.0	129
Net income of Financial Services	¥34,974	¥36,664	+4.8%	$306

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sony without Financial Services	2014	2015	Change	2015

Net sales and operating revenue	¥2,264,469	¥2,261,213	-0.1%	$18,843
Costs and expenses	2,134,072	2,112,980	-1.0	17,608
Equity in net income of affiliated companies	849	1,692	+99.3	14
Operating income	131,246	149,925	+14.2	1,249
Other income (expenses), net	(14,268)	(8,864)	–	(73)
Income before income taxes	116,978	141,061	+20.6	1,176
Income taxes and other	47,992	42,925	-10.6	358
Net income of Sony without Financial Services	¥68,986	¥98,136	+42.3%	$818

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Consolidated	2014	2015	Change	2015

Financial services revenue	¥303,211	¥320,368	+5.7%	$2,670
Net sales and operating revenue	2,263,538	2,260,444	-0.1	18,837
	2,566,749	2,580,812	+0.5	21,507
Costs and expenses	2,384,526	2,380,446	-0.2	19,837
Equity in net income (loss) of affiliated companies	(128)	1,779	–	15
Operating income	182,095	202,145	+11.0	1,685
Other income (expenses), net	(14,267)	(8,865)	–	(74)
Income before income taxes	167,828	193,280	+15.2	1,611
Income taxes and other	77,857	73,146	-6.1	610
Net income attributable to Sony Corporation’s stockholders	¥89,971	¥120,134	+33.5%	$1,001

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Financial Services	2014	2015	Change	2015

Financial services revenue	¥821,469	¥812,161	-1.1%	$6,768
Financial services expenses	678,240	672,421	-0.9	5,604
Equity in net in loss of affiliated companies	(921)	(373)	–	(3)
Operating income	142,308	139,367	-2.1	1,161
Other income (expenses), net	–	–	–	–
Income before income taxes	142,308	139,367	-2.1	1,161
Income taxes and other	44,513	41,615	-6.5	346
Net income of Financial Services	¥97,795	¥97,752	-0.0%	$815

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sony without Financial Services	2014	2015	Change	2015

Net sales and operating revenue	¥5,463,978	¥5,477,465	+0.2%	$45,646
Costs and expenses	5,393,075	5,233,286	-3.0	43,611
Equity in net income of affiliated companies	4,623	3,518	-23.9	29
Operating income	75,526	247,697	+228.0	2,064
Other income (expenses), net	(12,241)	27,560	–	230
Income before income taxes	63,285	275,257	+334.9	2,294
Income taxes and other	81,809	87,340	+6.8	728
Net income (loss) of Sony without Financial Services	¥(18,524)	¥187,917	–%	$1,566

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Consolidated	2014	2015	Change	2015

Financial services revenue	¥817,153	¥807,092	-1.2%	$6,726
Net sales and operating revenue	5,461,015	5,474,519	+0.2	45,621
	6,278,168	6,281,611	+0.1	52,347
Costs and expenses	6,115,549	5,897,686	-3.6	49,147
Equity in net income of affiliated companies	3,702	3,145	-15.0	26
Operating income	166,321	387,070	+132.7	3,226
Other income (expenses), net	(20,071)	17,114	–	142
Income before income taxes	146,250	404,184	+176.4	3,368
Income taxes and other	165,440	168,056	+1.6	1,400
Net income (loss) attributable to Sony Corporation’s stockholders	¥(19,190)	¥236,128	–%	$1,968

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Financial Services	2014	2015	2015

Net cash provided by operating activities	¥278,246	¥308,217	$2,569
Net cash used in investing activities	(317,125)	(482,110)	(4,018)
Net cash provided by financing activities	89,111	212,039	1,767
Net increase in cash and cash equivalents	50,232	38,146	318
Cash and cash equivalents at beginning of the fiscal year	240,332	207,527	1,729
Cash and cash equivalents at end of the period	¥290,564	¥245,673	$2,047

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sony without Financial Services	2014	2015	2015

Net cash provided by operating activities	¥112,516	¥22,645	$189
Net cash used in investing activities	(46,665)	(186,589)	(1,555)
Net cash provided by (used in) financing activities	(281,516)	275,257	2,294
Effect of exchange rate changes on cash and cash equivalents	52,465	(8,235)	(69)
Net increase (decrease) in cash and cash equivalents	(163,200)	103,078	859
Cash and cash equivalents at beginning of the fiscal year	806,134	741,886	6,183
Cash and cash equivalents at end of the period	¥642,934	¥844,964	$7,042

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Consolidated	2014	2015	2015

Net cash provided by operating activities	¥382,932	¥321,511	$2,680
Net cash used in investing activities	(363,790)	(669,802)	(5,582)
Net cash provided by (used in) financing activities	(184,575)	497,750	4,148
Effect of exchange rate changes on cash and cash equivalents	52,465	(8,235)	(69)
Net increase (decrease) in cash and cash equivalents	(112,968)	141,224	1,177
Cash and cash equivalents at beginning of the fiscal year	1,046,466	949,413	7,912
Cash and cash equivalents at end of the period	¥933,498	¥1,090,637	$9,089

 (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥120 = U.S. $1, the approximate Tokyo foreign exchange market rate as of December 31, 2015.

2.	As of December 31, 2015, Sony had 1,298 consolidated subsidiaries (including variable interest entities) and 102 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock is as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended December 31
Net income attributable to Sony Corporation’s stockholders	2014	2015
— Basic	1,151,770	1,261,274
— Diluted	1,168,990	1,287,220

Weighted-average number of outstanding shares	(Thousands of shares)
	Nine months ended December 31
Net income (loss) attributable to Sony Corporation’s stockholders	2014	2015
— Basic	1,096,392	1,229,937
— Diluted	1,096,392	1,248,258

The dilutive effect in the weighted-average number of outstanding shares for the three months ended December 31, 2014 primarily resulted from convertible bonds which were issued in November 2012.  All potential shares were excluded as anti-dilutive for the nine months ended December 31, 2014 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders.  The dilutive effect in the weighted-average number of outstanding shares for the three and nine months ended December 31, 2015 primarily resulted from convertible bonds which were issued in July 2015.

4.	Recently adopted accounting pronouncements:
Reporting discontinued operations and disclosures of disposals of components of an entity
In April 2014, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations.  Under the new guidance, only disposals representing a strategic shift in operations that has, or will have, a major effect on the entity’s operations and financial results should be presented as discontinued operations.  Additionally, the revised guidance requires additional disclosures for discontinued operations as well as for disposals of significant components of an entity that do not qualify for discontinued operations presentation.  This guidance was effective for Sony as of April 1, 2015.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Repurchase-to-maturity transactions and repurchase financings
In June 2014, the FASB issued new accounting guidance for the accounting and disclosure of repurchase-to-maturity transactions and repurchase financings.  The guidance requires that repurchase-to-maturity transactions be accounted for as secured borrowings, and requires that a transfer of a financial asset and a repurchase agreement executed contemporaneously be accounted for separately.  The guidance also requires additional disclosures about certain transferred financial assets accounted for as sales and certain transactions accounted for as secured borrowings.  Except for the disclosure for transactions accounted for as secured borrowings, the guidance was effective for Sony as of January 1, 2015.  The guidance for disclosure for transactions accounted for as secured borrowings was effective for Sony as of April 1, 2015.  The adoption of this guidance did not have a material impact on Sony’s result of operations and financial position.

5.
Sony realigned its business segments for the first quarter of the fiscal year ending March 31, 2016 to reflect modifications to its organizational structure as of April 1, 2015, primarily repositioning certain operations, which were in All Other and the Devices segment.  In connection with this realignment, the operations of Sony’s disc manufacturing business in Japan, which were included in All Other are now included in the Music segment and the operations of So-net Corporation and its subsidiaries, which were included in All Other are now included in the MC segment.  Certain operations regarding pre-installed automotive audio products which were included in the Devices segment are now included in the HE&S segment.  In addition, Sony realigned its business segments for the third quarter of the fiscal year ending March 31, 2016 to reflect a change in the Corporate Executive Officer in charge of the medical business as of October 1, 2015.  In connection with this realignment, the medical business, which was included in All Other is now included in the IP&S segment.  For further details of current segments and categories, see page F-8 and F-9.  In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

6.
Sony estimates the annual effective tax rate ("ETR") derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

7.
Certain reclassifications of the financial statements and accompanying footnotes for the three and nine months ended December 31, 2014 have been made to conform to the presentation for the three and nine months ended December 31, 2015.

8.
For the nine months ended December 31, 2015, Sony recorded an out-of-period adjustment to correct an error in the amount of accruals for certain sales incentives being recorded at a subsidiary.  The error began in the fiscal year ended March 31, 2009 and continued until it was identified by Sony during the three months ended December 31, 2015.  The adjustment, which related to the HE&S segment, impacted net sales and increased income before income taxes in the consolidated statements of income by 8,447 million yen for the nine months ended December 31, 2015.  Sony determined that the adjustment was not material to the consolidated financial statements for the three and nine months ended December 31, 2015 or any prior annual or interim periods.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
	2014	2015	2015
Capital expenditures*	¥56,937	¥119,778	$998
(Additions to property, plant and equipment)	(36,622)	(89,518)	(746)
(Additions to intangible assets)	(20,315)	(30,260)	(252)
Depreciation and amortization expenses**	84,333	91,075	759
(Depreciation expenses for property, plant and equipment)	(40,344)	(45,613)	(380)
(Amortization expenses for intangible assets)	(43,989)	(45,462)	(379)
Research and development expenses	118,295	114,470	954

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
	2014	2015	2015
Capital expenditures*	¥169,558	¥329,380	$2,745
(Additions to property, plant and equipment)	(112,948)	(265,583)	(2,213)
(Additions to intangible assets)	(56,610)	(63,797)	(532)
Depreciation and amortization expenses**	251,080	275,130	2,293
(Depreciation expenses for property, plant and equipment)	(118,329)	(131,999)	(1,100)
(Amortization expenses for intangible assets)	(132,751)	(143,131)	(1,193)
Research and development expenses	340,301	340,050	2,834

*	Excluding additions for tangible and intangible assets from business combinations.
**	Including amortization expenses for deferred insurance acquisition costs.